Filed by PowerFleet, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mix Telematics Limited

Commission File No.: 001-36027